VIA EDGAR	January 13, 2010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Kristi Marrone
Staff Accountant
Division of Corporation Finance

Re:
Redwood Trust, Inc.
Amended Response to Comment on:
Form 10-K for the year ended December 31, 2008
Filed on February 17, 2009
Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2009
Filed on May 5, August 5, and November 4, 2009, respectively

File No. 001-13759

Please note: On January 12, 2010, we filed a comment response letter relating to the above-captioned SEC Comment Letter. We are hereby amending our response to correct an error in the following sentence:

“As of September 30, 2009, $2.95 billion of Sequoia loans (77% of outstanding principal balances) were originated in 2005 or prior and have many years of demonstrated payment histories.”

This sentence should read as follows:

“As of September 30, 2009, $3.53 billion of Sequoia loans (92% of outstanding principal balances) were originated in 2005 or prior and have many years of demonstrated payment histories.”

The full text of our comment response, as amended to correct the above referenced-error, is set forth below.

Dear Ms. Marrone:

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response to the Staff’s comment letter (the “Comment Letter”) dated December 29, 2009, in connection with the above-referenced Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. For your convenience, our response is preceded with an italicized recitation of the Staff’s comment.

Form 10-Q for the quarter ended September 30, 2009

Note 7. Allowance for Loan Losses, page 24

1.
We note that serious delinquencies on consolidated Sequoia loans were $145 million as of September 30, 2009 but an allowance of only $50 million has been recorded. With a view towards disclosure in filings, please explain to us how you determined that this reserve is adequate.

To respond to the Staff’s comment, I will reference one of our existing disclosures that describes the systematic methodology we use in determining the Allowance for Loan Losses (“Allowance”) and also summarize the relevant factors we considered as part of our quarterly process to conclude that the Allowance we recorded at September 30, 2009 was adequate.

But first, I wish to note that our Allowance covers all inherent losses in our Sequoia loan portfolio in accordance with GAAP, including ASC 310 (formerly FAS 5 and SAB 102). This portfolio consists of $3.82 billion of prime-quality, seasoned residential loans made to borrowers with demonstrated credit histories. Approximately $3.76 billion (or 98%) of our outstanding Sequoia loan balance represents first-lien prime loans collateralized by residential properties. The remaining $61 million are second-lien prime loans also collateralized by residential properties. As of September 30, 2009, $3.53 billion of Sequoia loans (92% of outstanding principal balances) were originated in 2005 or prior and have many years of demonstrated payment histories. The weighted average FICO score for our Sequoia loans outstanding was 740 and the weighted average original loan-to-value ratio (LTV) was 68%.

We do not consider any of our Sequoia loans to be “higher-risk” loans, such as subprime and option arm products – many of which are currently owned at other financial institutions.  We believe that our existing disclosures, including those in our most recent Form 10-K for the year ended December 31, 2008, completely and robustly detail the primary characteristics and risks associated with this portfolio for users of our financial statements.

Turning to the process we use to determine our Allowance, I would like to reference the following disclosure included in our Form 10-Q for the quarter ended September 30, 2009, which describes our systematic methodology:

Notes to Financial Statements, Note 3, Page 8, “Real Estate Loans – Allowance for Loan Losses”

“For real estate loans classified as held-for-investment, we establish and maintain an allowance for loan losses based on our estimate of credit losses inherent in our loan portfolios at the reporting date. To calculate the allowance for loan losses, we assess inherent losses by determining loss factors (defaults, the timing of defaults, and loss severities upon defaults) that can be specifically applied to each of the consolidated loans or pool of loans.

We consider the following factors in making such determinations:

•	Ongoing analyses of loans, including, but not limited to, the age of loans, underwriting standards, business climate, economic conditions, and other observable data;

•	Historical loss rates and past performance of similar loans;

•	Relevant environmental factors;

•	Relevant market research and publicly available third-party reference loss rates;

•	Trends in delinquencies and charge-offs;

•	Effects and changes in credit concentrations;

•	Information supporting a borrower’s ability to meet obligations;

•	Ongoing evaluations of fair values of collateral using current appraisals and other valuations; and,

•	Discounted cash flow analyses.

Once we determine the amount of defaults, the timing of the defaults, and severity of losses upon the defaults, we estimate expected losses for each individual loan or pool of loans over its expected life. We then estimate the timing of these losses and the losses probable to occur over an appropriate loss confirmation period. This period is defined as the range of time between the occurrence of a credit loss (such as the initial deterioration of the borrower’s financial condition) and the confirmation of that loss (the actual impairment or charge-off of the loan). The losses expected to occur within the estimated loss confirmation period are the basis of our allowance for loan losses, since we believe these losses exist as of the reported date of the financial statements. We re-evaluate the adequacy of our allowance for loan losses on at least a quarterly basis.”

This systematic methodology is performed in accordance with applicable GAAP and reassessed each quarter to ensure that it continues to provide management with a reasonable and adequate estimate. The $145 million of serious delinquencies at September 30, 2009, which includes all loans delinquent more than 90 days and in foreclosure, were reserved for as part of this process. Some of the specific factors that we considered to conclude that our $50 million Allowance was adequate included the following:

•
We validated the assumptions used to determine our Allowance and then reviewed both internal and external qualitative factors to conclude that the Allowance was adequate at September 30, 2009. The process we followed was completed in accordance with our Allowance policy and our internal controls. Senior Management played an active role in this process.

•
We did not acquire any new loans during the third quarter of 2009, nor have we since 2007. The loans that we assessed for impairment have been on our books for years and have demonstrated performance trends and characteristics. We therefore believe that the loss factors considered for our Allowance were complete and predictive of inherent losses within our consolidated Sequoia portfolio at September 30, 2009.

•
Through the first nine months of 2009, total charge-offs on our Sequoia loan portfolio totaled $11.6 million, or 0.30% of outstanding loan balances.  These charge-offs were generated by $41.37 million of serious delinquencies for an implied loss severity of 28%. We believe that our Allowance at September 30, 2009, of $50 million adequately provides for all inherent losses remaining in the Sequoia portfolio, including anticipated losses on the $145 million of serious delinquencies.

•
Since our Sequoia loans have been underwritten to similar credit standards, the next most relevant risk attributes that we use to determine loss severities include year of origination (i.e., “vintage”) and lien type (i.e., “first lien vs. second lien”). During September 2009, we analyzed the actual loss severities incurred on our consolidated Sequoia loans over the past twelve months in comparison to the loss severity assumptions we forecasted for each vintage and lien type. Available industry data and trends were also used for this analysis. The results supported our conclusion that the loss severity assumptions we applied to anticipated loan defaults at September 30, 2009, were reasonable.

•
During the third quarter of 2009, there were no changes in the practices we followed to determine our Allowance, such as our non-accrual and charge-off policies, economic factors utilized, or the level of specificity we used to group loans. We are not aware of any trends, demands, commitments, events or uncertainties regarding our consolidated Sequoia loans that would cause us to expect to have a material favorable or unfavorable impact on our results of operations, liquidity, and capital resources.

•
Entity-specific factors were also considered as part of our Allowance process, such as our size, organizational structure, business environment and strategy, management style, and loan portfolio characteristics. No significant organizational changes occurred during the third quarter of 2009; nor did loan portfolio characteristics materially change.

In summary, we believe that our Allowance for Loan Losses of $50 million is adequate to cover all inherent losses within our consolidated Sequoia loan portfolio, including the $145 million of serious delinquencies cited in the Staff’s comment. These loans were assessed as part of our extensive quarterly analysis using loss reserving assumptions that were validated by senior management. We also believe that we adequately disclosed our process, relevant loan characteristics, and other Allowance information in the notes accompanying our financial statements in our most recent quarterly Form 10-Q and annual Form 10-K filings.

As you have requested, we confirm that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at          415-380-3455, by fax at 415-381-1773, or by email at marty.hughes@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/s/ Martin S. Hughes
Martin S. Hughes
Chief Financial Officer